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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME (Open Joint Stock ~~Society~~ Society) Khmelnitskoblenergo

*CURRENT ADDRESS Ukraine, 29016 the city of Khmelnitskiy Khranovskii Str., 11A

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

FILE NO. 82- 4996 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 6/10/05



KHMELNITSKOBLENERGO

82-4996

ARS
12-31-03



Annual Report

TABLE OF CONTENT

Customer is the Most Valuable Asset of the Company
Customer is the Main Investor of the Company

The most important factor securing successful business activity under market conditions is implementation of efficient development strategy. For Khmelnitskoblenergo such strategy is based upon maximum meeting of electricity customers' requirements:

offering of quality services to provide high living standards.

The Company is striving to achieve the European Pattern of Business Excellence:
satisfied CUSTOMER + *satisfied* STAFF +
satisfied ELECTRICITY GENERATOR +
satisfied SHAREHOLDER +
satisfied SOCIETY.



THE COMPANY'S ACHIEVEMENTS IN THE COURSE OF ITS FINANCIAL AND OPERATION ACTIVITY WERE REWARDED AS FOLLOWS:



- the Company was included in the rating of the 100 best joint stock societies of Ukraine (TOP-100) in 1997, 1998, 2000, 2002 and 2003 and rewarded with the Platinum Star of Excellence in 1998;
- the Head of the Company's Board Oleksandr Shpak:
  - became finalist of the all Ukrainian contest for the title of the leader of fuel and energy sector of Ukraine in 2002;
  - was rewarded with the titles of the Merited Employee of the Energy Sector of Ukraine and the Merited Employee of the Energy Sector of the CIS countres in 2002 and 2003;
  - was rewarded with the international reward "Gold Mercury" for his efforts aimed at economy reestablishment;
  - was declared in capacity of the Company's Head of the Board the best tax payer of Khmelnitskiy Region in 2002 – 2003;
  - was declared in capacity of the Company's Head of the Board the winner of the International Rating of Popularity and Quality of Goods and Services "Gold Fortune" in 2003;
  - was rewarded in capacity of the Company's Head of the Board with all Ukrainian Prize "National Acclamation" by the Cabinet of Ministers of Ukraine in 2004.

The Company is currently implementing certification of the system for control over quality of the Company's operations and services to provide their conformity with the ISO-9001 international quality standards.

MESSAGE FROM THE HEAD OF THE BOARD

Dear Friends!

I wish you success in your new creative achievements, self-reliance, familial happiness, well and welfare!

When summarizing the Company's achievements I should note that 2003 became the most successful year for the Company. Regular trend of successful achievements that took place in the past few years was caused by implementation by the Company of the strategy aimed at achievement of European Pattern of Business Excellence and proved that the Company was on the right way.



Oleksandr Leonidovych Shpak *– Head of the Board, Merited Employee of the Energy Sector of Ukraine, Merited Employee of the Energy Sector of the CIS Countries*

The Company's strategy could be symbolized by means of a kind of a pentagon of quality with the customer located in its centre:

- *the first angle of the pentagon symbolizes the Company's aspiration to meet to the maximum extent the customer's requirements not only in electricity but also in complete set of commodities including goods and services accompanying electricity utilization;*
- *the second angle of the pentagon represents the Company's aim to achieve complete and timely payment collection for electricity including payments to Energymarket and via Energymarket to all participants of the technological chain from mining of fuel to distribution and supply of electricity being a highly tradable commodity;*
- *the third angle symbolizes maintaining of the balance between purchased and supplied electricity being the main component of coefficient of the Company's operation efficiency;*
- *the forth angle means skilled operation and development of electricity distribution networks securing high quality of distributed electricity;*
- *the fifth angle represents provision of quality works and services in conformity with international standards. To achieve this goal the Company became one of the first companies in Ukraine that initiated certification of the system for control over quality of the Company's operations and services to provide their conformity with the ISO-9001 international quality standards.*

The Company's main activity is directed at provision of quality services to electricity customers located in Khmelnitskiy Region. The Company's customer base includes above 530 thousand residential customers and nearly 12 thousand legal entities the largest part of which is constituted by industrial and agricultural consumers. The Company is capable to provide the region with electricity reliably and trouble-free accounting for 1,5% of electricity distributed and supplied in Ukraine. In 2003 useful electricity output of the Company totalled to 1493,4 mln kWh.

In the past few years JSS ESC "Khmelnitskoblenergo" demonstrated positive development trend as follows:

- *payments to SE "Energymarket" for purchased electricity as well as collection from electricity customers reached 100 percent rate and above;*
- *electricity technological losses fell by 44 mln KWh in 2003 in comparison with 2002;*
- *the Company earned net profit being distributed to shareholders as dividend payments;*

- *the Company has no indebtedness on salaries and payments to Budget, Pension Fund, Social Insurance Fund and other funds;*
- *accounts receivable dropped by 3,3 mln hryvnias in 2003 in comparison with 2002 that conciderably contributed towards improvement in the Company's financial condition;*
- *the Company improved its financial policy via diversification of business, optimization of tax payments, introduction of control over its business procedures and cash flows;*


ДИПЛОМ

- *the Company renovated its fixed assets via modernization of existing electricity transmission lines, putting into operation of modern energy facilities, establishment of service centers providing customers with full set of services, expansion of plant and facilities;*
- *the Company executed reorganization to introduce modern management procedures, to redesign business operations in the course of transition from traditional sample to high efficient model of energy supply company, to employ new procedures for training of the Company's staff.*

The Company is currently implementing long-term programs such as the Program of Introduction of Automated System of Commercial Metering of Electricity Consumption (ASCMEC), comprehensive Program of Reduction of Electricity Technological Losses as well as the Investment Program that facilitate establishment in all districts of the region of complex centres for provision to the customers of services that conform to high standards accepted in European countries. Implementation of the above mentioned programs also facilitates establishment of line energy supply divisions to provide supervision over electricity consumption and improvement in settlements with all groups of consumers by means of use of modern metering devises and electronic meters with high accuracy rate, and also modernization of existing out of date networks or thair replacement with facilities providing high technical standards of performance.

Service center for provision of services to the customers located in the city of Khmelnitskiy that was put into operation in 2003 is not only modern building erected in consistency with European standards, providing full set of services and conditions for settlements, but also architectural facility comprising the center for creation of energy consciousness and culture of energy supply that is very important for establishment of the state being actually independent in energy sense.

I should also note that the Company is constantly striving to improve corporate governance for the benefit of its shareholders, to perform dividend policy, to raise shares market value, to provide full disclosure of information regarding the Company's business performance. The Company takes part in the project of introduction of national rating of corporate governance developed by the PFTS (Ukrainian Stock OTS Trading System) and the World Bank.



In the past four years the Company had one of the best ratings among the best companies of Ukraine (TOP-100) with regard to capitalization. In order to raise its investment attractiveness JSS ESC "Khmelnitskoblenergo" takes an active part in Ukrainian national wide contest for the best annual report prepared by joint-stock company. The Company took top places in the contest and in 2000 was rewarded as the winner in nomination "For the best regular information prepared by the entity performing its operations in the fuel and energy sector".





One of the ways for the Company to attract foreign investments and enter world stock market was paricipation in the Program of Issue of American Depositary Receipts for the Company's shares, cooperation with US Securities and Exchange Commission and the Bank of New York.

The main difficulties that the Company faces at present are:

- *above-normative electricity losses which are mainly originated by their nature from commercial electricity losses caused by non-metered electricity consumption (violation of the Rules of Electricity Utilization by consumers, thefts of electricity and other reasons),*
- *low solvency of electricity customers and deficient payments from their side for consumed electricity,*
- *imperfect tariff policy in the energy sector that causes making of preoccupied decisions in the course of retail tariff formation for particular regions without taking into consideration the peculiarities of their development and the structure of the regional economy,*
- *disasters that causes destruction and damage of aerial electricity distribution networks, network supports, transformer substations;*
- *thefts of assets such as wires, transformers and other electric equipment at the energy objects that resulted in considerable financial losses.*

The Company's Board all the time cares for development of social infrastructure facilities. For the purpose of improvement of social conditions of employees and their families the Company supports operation of the health and recreation centre "Apple Orchard" with children's camp working in summer time, canteen, kindergarten, sport and amateur art groups. The Company improves housing conditions for its employees to make them interested in working for the Company.

The Company pays special everyday concern to veterans of the energy sector by providing them with free-of-charge recreation, additional funds, housing and other services.

In the Company there are established the Association of the Oldest Employees of the Energy Sector and the Association of the Young Employees that are working to provide more active cooperation with the veterans of the energy sector working in the Company as well as with the young employees, protection of their rights and benefits, use of their professional experience and employment of weighted approach towards solution of the problems. All the above mentioned efforts have great importance with regard to propaganda of history and imbuement the minds of the youth with the feeling of professional pride. The charity fund "Energhetic" was established to support socially deprived citizens - veterans, retired persons, employees and former employees of JSS ESC "Khmelnitskoblenergo" and provide aid to them via the fund.

Best regards,
Head of the Board of
OJSS ESC "Khmelnitskoblenergo"  - ***O.L. Shpak***



COMPANY PROFILE



Full Name:
The Open Joint-Stock Society Electricity Supplying Company "Khmelnitskoblenergo"
Short Name:
OJSS ESC "Khmelnitskoblenergo"
Entity Identification Code:
22767506
Legal Address:
Ukraine, 29016, the city of Khmelnitskiy, Khranovskiy Str, 11 A
State Registration Executed
by Khmelnitskiy City Executive Council
as of June 1, 1999 Registration Number 0140
Settlement Account:
26001010375 at Khmelnitskiy Division of JSC "Kredit Bank (Ukraine)", bank identification code 315654
Taxpayer Identification Code
227675022258

Phone (0382) 78-78-59, Fax (0382) 72-61-59
E-mail: kanc@oe.ic.km.ua
Web-site: www.hoe.com.ua

The Company performs its activity in compliance with provisions of the following licenses:

1. For electricity transmission via regional (local) electricity distribution networks on the territory where those networks are located (Khmelnitskiy Region).
2. For electricity supply at regulated tariff on the territory where Khmelnitskoblenergo's regional (local) electricity distribution networks are located (Khmelnitskiy Region).
3. For construction activity.
4. For designing, mounting, technical servicing of fire protection equipment and heating systems.
5. For provision of services on domestic carriage of passengers and cargoes by automobile transport.
6. For provision of medical aid.
7. For provision of professional education.
8. For retail sales of individually specified commodities.

OJSS ESC "Khmelnitskoblenergo" was established as open joint-stock society in the course of its corporatization stipulated by the Decree of the President of Ukraine as of April 4, 1995 "On Structural Redesign of the Electric Energy Sector of Ukraine" and the Decree of the Ministry of Energy and Electrification of Ukraine as of August 17, 1995 # 157 by way of reorganization of the former state electricity supplying enterprise "Khmelnitskoblenergo" into new state-owned join stock society "Khmelnitskoblenergo". In 1999 the Company was renamed into open joint-stock society electricity supplying company "Khmelnitskoblenergo" which became an assignee of all assets and liabilities of its predecessor.







OJSS ESC "Khmelnitskoblenergo" is among the institutions having strategic importance for Ukraine. The Company performs its business activity in compliance with provisions of effective legislation of Ukraine.

The main goal that the Company pursues in the course of its activity is earning profit via performing such main Company's activities as distribution and reliable supply of electricity at regulated tariffs to the customers located in Khmelnitskiy Region under condition of the Company's operation in the Interconnected Energy System of Ukraine.

In 1996 the State Property Fund of Ukraine made a decision to privatize OJSS ESC "Khmelnitskoblenergo" followed by preferential placement of the Company's shares among its employees and sale of the shares via certificate auction and stock exchange that took place in compliance with provisions of the Company's Share Allocation Plan. State-owned stake in the Company amounts to 70% of the Company's shareholder capital. The Company's shares are tradable and in demand at stock market. The Company is currently in the process of its privatization.

OJSS ESC "Khmelnitskoblenergo" is one of the most powerful electricity supplying companies located in the western part of Ukraine. Local system of distribution and supply of electricity consists of electricity distribution networks with extension of above 37 thousand kilometers, transformer substations with voltage of 110/35/10 kV and 10/0,4 kV and total installed capacity of 3052 MVA, transformer substations with voltage of 10/0,4 kV and total installed capacity of 1323,2 MVA. The Company's assets also comprise two hydro power stations with total installed capacity of 1165 kW which were transferred under lease in order to attract investments for their rehabilitation.

In 1998 Oleksandr Leonidovych Shpak was elected the Head of the Company's Board that was important precondition for the Company's future progress.

In 1998-1999, 2002-2003 the Company's operations were profitable. Part of the earned profit was spent, in compliance with the decision made by the Company's shareholders general meeting, to pay dividends to the Company's shareholders. In 2000-2001 the Company suffered financial losses caused by natural disasters, critical non-payments for electricity from customers, especially from residential ones as well as by imperfect tariff formation policy. In addition it took place non-metered electricity consumption and thefts of electricity networks and equipment installed at transformer substations.

In 2000 US Stock and Exchange Commission registered the Program of the Issue of American Depositary Receipts for the Company's shares. The Company also concluded the Depositary Agreement with the Bank of New York and beneficiary owners regulating issues concerning the issue of the American Depositary Receipts that enabled the Company to enter world stock market and attract foreign investments.

In order to acheive positive business results the Company initiated starting from 2000 its structural redesign with main accent made on improvement of the Company's management system and electricity sale procedures. In the course of the Company's structural redesign:

- separate directions responsible for different activities were established that enabled to reduce the number of management levels, to heighten role of every management division and their responsibility for attainment of ultimate results of business operations;
- economic safety department was established being responsible for supervision over electricity consumption;
- financial and economic issues department was reorganized in order to give new push to business operations and make them profitable;



- energy supply divisions were reorganized into the Direction on Marketing Issues being the completely new subdivision in terms of introduction of new ideology of sales of electricity as commodity. As parts of the new division there were established analytical and information technologies departments, metrology and marketing, energy audit and electricity metering services;
- the Company expanded its material and technical asset base via introduction of computer equipment, renovation of fixed assets including electricity transmission lines, transformer substations, auto transport vehicles, via purchase of operation premises.

In 2002 the Company established line energy supply divisions equipped with modern metering equipment and arranging their operation in accordance with the principle of provision of the balance between electricity input and output as well as provision of complete payment collection. The Company put into operation health and recreation centre "Apple Orchard" located at a distance of 20 km from the city of Khmelnitskiy in the picturesque surrounding of the village of Zhylintsi and on its base - children's summer camp "Dzhereltse" ("Little Spring").

2003 was one of the most successful years for the Company in terms of its business achievements when reliable foundation was laid for further development of the Company in direction of creation of the energy supply company corresponding to European pattern of business excellence. The Company has chosen the strategy of meeting to the maximum extent of the customers' requirements that can be illustrated with such slogans as: "Customer - the most important asset of the Company", "Customer – the main investor of the Company". The strategy chosen by the Company has proven its effectiveness via business results attained by the Company: profitability, improvement in the rate of collection for electricity (100% and above), decrease in accounts receivable of customers and accounts payable due to Energymarket (for purchased electricity), decrease by 44 mln kWh of above-normative electricity technological losses in comparison with 2002, full redemption of debts relating to salaries and payments to the Budget and Pension Fund.

The Company was the first one among all energy companies in Ukraine that started certification of the system of control over quality of the Company's operations and services to provide their conformity with requirements of the ISO-9001 international quality standards.

In 2003 the Company opened the service centre in the city of Khmelnitskiy to provide services to the customers. This centre is unique one in Ukraine in terms of both range of provided services and technical facilities. Similar centres for provision of high quality services to consumers are in the process of establishment in the other districts where local distribution networks of the Company are located.

Main Indicators of Technical and Economic Performance

Indicators	Measurement Unit	1999	2000	2001	2002	2003
Electricity useful output	mln kWh	1765,5	1671,9	1604,2	1474,9	1493,4
Electricity sale revenue	000' hryvnias	183546	198824	220257	228936	247201
Total revenue	- " -	196989	232639	264634	274824	299094
Production cost	- " -	179233	191099	240752	217424	228741
Net profit	- " -	225	-2507	-22969	5350	537
Equity	- " -	164365	161985	139009	141856	142864
Assets	- " -	249418	276172	299200	314020	321518
Accounts receivable	- " -	75042	80519	94105	100312	97020
Current liabilities	- " -	84827	114187	160191	172164	177869
Average number of employees	persons	2970	3157	3485	3575	3824
Average monthly wages and salaries	hryvnias	335	429	561	575	619
Common stock	000' hryvnias	33638	33638	33638	33638	33638
Face value per share	hryvnias	0,25	0,25	0,25	0,25	0,25
Number of shares in common stock	pic	134551360	134551360	134551360	134551360	134551360



Positive results of the Company's business operations enabled the Company to be regularly included to the rating TOP - 100 composed of the best companies of Ukraine. The Company was rewarded as best taxpayer in 2002 and 2003 and was the winner of the international nomination for the most popular and quality commodity or service "Gold Fortunate" as well as nominant of many other rewards.

Science and technical inventions made by the Company's staff have proven their competitiveness in the energy equipment market and are popular among specialists of the energy sector of Ukraine. Such inventions particularly include mobile packaged laboratories for testing of current and voltage transformers; voltage transformers of 6-35 kV capable to provide higher reliability of metering under emergency modes, current transformers (for verification) with accuracy rating of 0,05 (0,02).

The Company maintains partnership relations with all business partners: with enterprises producing electrical equipment (Kyivprylad, Novator, Ukrelektroaparat JSC), design and research institutes (Kyiv Institute of Automatics, Khmelnitskiy Technological University "Podillia", Lvivska Politekhnika, Ukrsilenergoproyekt). The Company is also the member of the Association of Energy Companies "Industrial Reserve and Investment Fund of Development of Energy Sector, Ukrainian Association of Enterprises and Entrepreneurs, Science and Technical Association of Specialists of Energy Sector of Ukraine, All Ukrainian Energy Committee.

The Company all the time performs charitable and sponsor activity. Within the Ukrainian wide action "Mercy" the Company has provided assistance to the orphan home "Babies", children homes, nursery schools, associations of war and labour veterans, the hospital for the participants of the Great Patriotic War, homes for the old, hospitals, charitable funds.





STRATEGY OF DEVELOPMENT

Main target of OJSS ESC "Khmelnitskoblenergo" is implementation of measures to provide quality electricity supply to the customers, modernization of production facilities, introduction of progressive production technologies, improvement of organizational structure, introduction of improved procedures of operation and management by means of attraction of investments.

For the nearest future the main direction of the Company's activity will be continuation of implementation of the strategy based on meeting of interests of the customers being the main investors for the Company.

At present the Company is implementing such long-term programs of great importance as "Investment Program", "Reduction of Electricity Losses in Networks", "Automated System of Commercial Metering of Consumption" that provide wide range of measures aimed at elimination of above-normative electricity losses and reduction of financial losses.

Electricity Losses of OJSS ESC "Khmelnitskoblenergo" in 1996-2003


660.000
630.000
600.000
570.000
540.000
510.000
480.000
450.000
420.000
390.000
360.000
330.000
300.000
mln kWh
1996
1997
1998
1999
2000
2001
2002
2003
years
actual
normative

The Program of future development of the Company envisages:

- provision of high quality services and their certification to provide their conformity with provisions of the international quality standard ISO – 9001;
- introduction of electronic electricity metering devices, system of control over electricity consumption, digital communication and telemetry systems;
- implementation of measures providing improvement in quality of electricity networks operation, science and technical support of the process of prolongation of operating equipment service life in excess of designed one, introduction of the system for diagnostics of equipment and prediction of the term of its remaining service life;
- establishment of complex centres for provision of various services to customers;
- introduction of organizational and technical measures for reduction of electricity technological losses, particularly measures based on application of balance principle, introduction of comparative per-feeder analysis of electricity output and consumption;
- automation of the systems for settlements for electricity, introduction of control over electricity supply metering in order to provide full payments for electricity from electricity consumers;
- reconstruction and rehabilitation of electricity networks and replacement of equipment whose service life expired;
- improvement of financial policy and earning profit via diversification of business, optimization of tax payments, control over business procedures and cash flows;
- attraction of investments for development of the Company and attainment of high technical and economic standards of the Company's performance.



Priority measures that should be implemented in order to reach the determined targets are as follows:

- redemption of accounts receivable;
- redemption of short-term loans;
- initiation of amending changes to the procedures of fund allocation from the Company's special account providing 100% allocations of the funds to the Company's current account;
- improvement of the Company's organizational structure providing its adaptation in compli-ance with modern requirements;
- introduction of new procedures of providing services to the customers;
- restructuring of debts;
- elimination of losses;
- diversification of business.





MANAGEMENT BODIES AND STAFF



The supreme management body of the Company is the Shareholders General Meeting that is held at least once a year. The Company is managed by the Supervisory Board, the Auditing Committee and the Board performing their activity in compliance with provisions of the Company's Bylaw. Among the members of the Supervisory Board are the representatives of the state body authorized to manage state-owned corporate rights - the Ministry of Fuel and Energy of Ukraine and of the State Property Fund of Ukraine.

Head of the Supervisory Board –
Lysenko Grygorii Ivanovych

Members of the Supervisory Board are as follows:
Yatskevych Stanislav Volodymyrovych
Rogov Volodymyr Mitrophanovych
Kostenko Vadym Pavlovych
Ganzha Tamara Oleksandrivna
Sokolova Olena Yevgenivna
Sokolskii Mykola Grygorovych.

Member of the Supervisory Board without the right to vote is as follows:
Kovalchiuk Valerii Vasyliovych.

Members of the Auditing Committee:
Head of the Auditing Committee –
Polonevych Larysa Mykhailivna
Members of the Auditing Committee are as follows:
Tarasova Maryna Mykolayivna
Polomariova Iryna Mykhailivna.

The Company has centralized organizational structure within which the Company's business operations are arranged and managed. This organizational structure is approved by the Company's Supervisory Board.

The Company is chaired by the Head of the Board - General Director Oleksandr Leonidovych Shpak.

The management bodies of the Company comprise six executive directions:

- ***executive direction on technical issues*** - responsible for coordination, planning and control of operating activity including electricity distribution and supply, technical maintenance of electricity distribution networks, electric equipment, manufacturing buildings and facilities. *The direction is chaired by the director on technical issues – Glovatskiy Yakov Panteleyovych;*
- ***executive direction on finance and economics issues*** – responsible for arrangement of financial and operating activity, analysis and planning of activity to provide the Company's profitable operations. *The direction is head by the member of the Board, executive director Irkhin Sergiy Ivanovych;*
- ***direction on marketing issues*** – responsible for arrangement of energy supply activity, settlements for supplied and purchased electricity. *The direction is head by the member of the Board, director Kravets Boris Vasyliovych;*
- ***executive direction on electricity distribution networks*** – responsible for operative and current management of the 22 subdivisions of district electricity distribution networks (DEDNs) with regard to operation and maintenance of electricity distribution networks with voltage of 0,4-10 kV. *The direction is head by the executive director Mukha Oleksandr Gnatovych;*
- ***executive direction on staff, welfare and social issues*** – responsible for staff policy, audit activity, social provisions to the staff, safety issues. *The direction is head by the member of the Board, executive director Vasheniak Oleksiy Ivanovych;*
- ***executive direction on commercial issues*** – responsible for commercial activity, maintenance, arrangement of tenders for purchase of equipment, devices and materials for operation purposes, provision of transport and vehicles. *The direction is head by the executive director Zhykh Yevgen Vatslavovych.*



About 3700 employees are working to perform the tasks determined by the Company. The staff mainly has degrees in engineering and economics. High professional and qualification level of the staff enables the Company to solve successfully all the problems of nowadays. Of the total number of employees 18,7% has higher education, 35,1% - technical secondary education. In total the educational level of the staff in 2003 grew in comparison with that in 2002.

In 2003 the Company provided full employment for its employees, established new occupation positions.

Composition of the staff according to positions taken in the Company is as follows:

- technicians - 2444 people (66,3%)
- specialists - 645 people (17,5%)
- managers - 545 people (14,8%)
- officers - 52 people (1,4%).

Composition of the staff according to age is as follows:

- up to 30 years old - 819 people (22,2%)
- from 30 to 50 years old - 1975 people (53,6%)
- from 50 years old and above - 892 people (24,2%).



When recruiting the staff the Company arranges tenders and chooses the candidates based on their business capabilities and working experience.

The important factors influencing development of the Company's staff is availability of the system of professional training, retraining and improvement of professional qualification of the Company's employees arranged on the basis of both the training facilities owned by the Company and educational institutions as well as via arrangement of workshops; reinforcing the staff by recruiting young specialists; intensification of the Company's employees' motivation in order to stimulate their aspiration to attain ponderable working achievements.



In 2003 619 of the Company's employees raised their qualification level on full-time basis including 110 people that participated in training courses arranged in health and recreation centre "Apple Orchard" owned by the Company. 448 employees of the Company took training courses on part-time basis in parallel with execution of their ordinary working responsibilities.



In the Company there are training facilities that are operated on a permanent basis. 493 people including foremen, electricians and inspectors were trained on the basis of these facilities.

In addition the Company regularly implements procedures of operative nature: field meetings on know-how issues, selector meetings on marketing issues, meetings on engineering issues, regular workshops for the lawyers of the Company, emulations for line technician staff teams.



ORGANIZATIONAL FRAMEWORK

As of January 1, 2004 the Company comprised 26 separated divisions having no status of legal entity and performing their activity in compliance with provisions of their charters:

- Khmelnitskiy Northern and Southern High Voltage Electricity Transmission Networks that operate networks and transformer substations with voltage of 35-110 kV located correspondingly in northern and southern parts of Khmelnitskiy Region. The divisions are chaired correspondingly by executive directors Kalinin Valeriy Veniaminovych and Nagornyy Pavlo Demianovych;
- 22 district subdivisions of electricity distribution networks (DEDNs) arranged according to territory of location in each district of Khmelnitskiy Region;
- Starosiniavka Workshop for Centrally Arranged Repairs;
- Health and Recreation Centre (H&RC) "Apple Orchard" for recreation of the Company's employees and their families, especially for recreation of children in summer time, for arrangement of holidays and entertainments, business meetings and training seminars combined with recreation, for provision of other services.

Khmelnitskiy Northern High Voltage Electricity Transmission Networks comprises Medzybisk Workshop for Centrally Arranged Repairs of Equipment.

The Company's employees are allocated by the Company's divisions as follows:

- Khmelnitskiy Northern High Voltage Electricity Transmission Networks – 272 people;
- Khmelnitskiy Southern High Voltage Electricity Transmission Networks – 439 people;
- Management Staff – 317 people;
- DEDNs - 2519 people;
- H&RC "Apple Orchard" - 38 people.

Management staff of the Company chaired by the Head of the Board all the time makes efforts to improve organizational framework of the Company. Within the process of the Company's redesign former Direction on Energy Supply Issues was reorganized into Direction on Marketing Issues that more corresponds to modern patterns of business practice and enables the Company to provide services on electricity supply with proper quality as well as to collect payments for supplied electricity timely and in full. The Direction on Marketing Issues consists of information technologies department, analytical department, methodology and marketing service, distribution and control service, energy consumption control service and other subdivisions.

The Company reorganized its finance and economic issues departments, changed their organizational design and strategy of attainment of main targets of reduction of non-substantiated costs, earning profits and expansion of financial flows.

Crucial point in improvement of operation practice used in the DEDNs is turning to establishment of line electricity supply departments (so called mini electricity supply departments) which are responsible for electricity balancing and settlements for supplied electricity.





ORGANISATIONAL FRAMEWORK OF OJSS ESC "KHMELNITSKOBLENERGO"



Shareholders General Meeting
Supervisory Board
Advisor to the Head of the Board
Head of the Board - General Director
First Deputy Head of the Board - Executive Director on Technical Issues
Operation and Technical Department
Metering Devises Repair Workshop
Central Dispatch Service
Automatic Control Systems Department
Metrology Service
Energy Audit and Electricity Metering Department
Executive Director in Charge of Financial and Economic Executive Direction
Deputy Executive Director in Charge of Financial and Economic Executive Direction -Chief Accountant
Accounting Department
Finance Department
Wage and Salaries Payments Department
Economic Planning Department
Director on Marketing Issues
Deputy Director on Marketing Issues
Deputy Director on Marketing Issues
Energy Consumption Supervision Department
WEM Operations and Centrally Arranged Settlements Department
Energy Supply Department
Distribution and Control Department
Information Technologies Department
Analytical Department
Marketing Research and Methodology Department
Executive Director on Distribution Networks
Deputy Executive Director on Distribution Networks
Deputy Executive Director on Distribution Networks
Distribution Networks Automation Service
Distribution Networks Department
Design and Construction Bureau
Separated Divisions - District Electricity Distribution Networks
Separated Division - Starosiniavka CARW
Separated Division - Northern High Voltage Networks
Separated Division - Southern High Voltage Networks


Auditing Committee
Executive Director on Staff, Welfare and Social Issues
Deputy General Director on Labour Safety Issues
Administrative Department
Director on Commercial Issues
Deputy General Director on Capital Construction
Quality Control Department
Commercial Department
Staff Department
SSD H&RC 'Apple Orchard'
Training Centre
Labour Safety Service
Guard Service
Mechanical Means and Vehicles Service
Capital Construction Department
Economic Safety Service
Legal Department
Auditing Department
Clerical Office
Securities Department
Civil Defence Office
Secret Service Office

BUSINESS PERFORMANCE

Peculiarities of conditions under which electric energy sector operates including requirement to provide constant, trouble-free and balanced generation and supply of electricity in the Interconnected Energy System of Ukraine determine business practice used by OJSS ESC "Khmelnitskoblenergo".

Main activites of the Company which is the member of the Wholesale Electricity Market of Ukraine (Energymarket) comprise purchase of electricity for a purpose of its supply to electricity customers at regulated tariffs via technical facilities – local electricity distribution networks in compliance with provisions of concluded contracts.

Procedures of settlements in the Energymarket are determined by the Law of Ukraine "On Electric Energy Sector" and by relevant decrees approved by the National Electricity Regulatory Commission (NERC). In accordance with provisions of the above mentioned legislative and regulatory acts funds paid by the customers for consumed electricity are transferred to special (distribution) account of the Company and are subject to allocation between the Company (to be transferred to the Company's current account) and Energymarket (to be transferred to special account of SE "Energymarket") according to percentages approved by the NERC. The NERC approves percentages of funds' allocation monthly depending on collection rate and electricity losses of Khmelnitskoblenergo. For the Company percentage of funds' allocation to its current account on the average amounts to 25-35%.

Thus, the main source of financing of the Company's current operations is funds earned due to electricity supply. Therefore, the priority task for the Company in order to provide adequate current financing to secure at least 100% rate of collection for supplied electricity, to reduce cost

Composition of electricity useful output of OJSS ESC "Khmelnitskoblenergo" in 2003 (000' kWh)



0
17427
192867
81116
175366
422612
431448
44766
113504
Industry (750 kVA and above)
Electrified Public Transport
Residential Customers
Industry (up to 750 kVA)
Non-Industrial Customers
Residential Localities
Electrified Railroad Transport
Agricultural Customers
Electricity Transit

including fixed ones and above-normative electricity losses.

Results of the Company's business operations depend not only on electricity retail tariffs and wholesale market price at which electricity is purchased from the Energymarket, but also on energy system load, availability of fuel at power generation plants, paying capacity of customers, condition of economy of Khmelnitskiy Region, technical condition of production purpose fixed assets owned by the Company.

Main targets that the Company pursues when performing its business activity are earning profits and maximization of cash collection from electricity customers that is crucial factor in provision of the Company's profitability, availability of necessary funds that are formed at the



expense of allocation of funds from the Company's special account, stable wage payments to the Company's employees, budget payments and availability of funds necessary to replace depreciated fixed assets of the Company. If the Company pays in full in compliance with payment procedures determined by the rules of the wholesale electricity market, the Company is entitled to obtain to its current accounts up to 40%-share of the funds transferred by the customers to the Company's special account.

The Company chose and tended to implement the course of action aimed at diversification of business. The actions in this direction taken by the Company include exploration of new and expansion of existing business activities in compliance with provisions of obtained licensees, efficient utilization of financial assets in particular via obtaining of credits, optimization of tax payments, restructuring of debts that enable the Company to attract additional funds.

Electricity useful output
by OJSS ESC "Khmelnitskoblenergo"



180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
mln kWh
January
February
March
April
May
June
July
August
September
October
November
December
2001
2002
2003

Main services provided by the Company are electricity distribution and supply to the customers located in Khmelnitskiy Region.

Statistics on electricity distribution and supply for the past three years is presented below:

2001 ***electricity supply to own customers -***
1469,48 mln kWh - 218188 thousand hryvnias;
electricity transmission (transit) -
134,73 mln kWh - 2069 thousand hryvnias.

2002 ***electricity supply to own customers -***
1402,89 mln kWh - 226113 thousand hryvnias;
electricity transmission (transit) -
63,40 mln kWh - 1804 thousand hryvnias.

2003 ***electricity supply to own customers -***
1434,34 mln kWh - 243248 thousand hryvnias;
electricity transmission (transit) -
44,77 mln kWh - 2185 thousand hryvnias.

Electricity output increased in 2003 as compared with that in 2002 and was accompanied by reduction in electricity transfer into the networks that was caused by decrease in electricity technological losses. In the previous years opposite trend took place of decrease in electricity useful output accompanied by increased transmission of electricity into the networks.

Electricity sales remained stable due to inconsiderable fluctuations of retail tariffs.

It worth also to be noted that electricity useful output of the Company also depends on seasonal changes: in autumn and winter seasons electricity consumption and system load grow that causes increase in electricity shortage and cut-offs.



Composition of electricity useful output of OJSS ESC "Khmelnitskoblenergo" by groups of customers in 2001-2003



Electricity useful output to own customers, 000' kWh
1700000
1600000
1500000
1400000
1300000
1200000
1100000
1000000
900000
800000
700000
600000
500000
400000
300000
200000
100000
0
134731
135230
367666
17539
192428
406947
63404
129020
400421
16377
180253
386049
113504
431448
17427
175366
422612
2001
2002
2003
Industry (750 kVA and above)
Industry (up to 750 kVA)
Electrified Railroad Transport
Electrified Public Transport
Non-Industrial Customers
Agricultural Customers
Residential Customers
Residential Localities
Electricity Transit

Future increase in the Company's electricity sales can be secured via attainment of 100% electricity payments collection rate that can be provided at the expense of increase in payments for electricity from such consumer groups as residential customers, utilities and entities financed from the state budget. In addition increased electricity useful output is planned to be secured via reduction of electricity technological losses.

In 2003 the Company fulfilled all its obligations stipulated by the provisions of the contracts concluded with the Company's counterparts including legal entities and individuals. Some of the Company's customers did not fulfill their contract obligations with regard to provision of full and timely payments for consumed electricity, exceeded electricity load margin stipulated by the contracts and fixed limits. The Company undertakes measures to control and improve rate of collection for consumed electricity including application, if necessary, of limitation of electricity consumption and cutting off of consumers' energy devices.

Above-Normative (Commercial) Electricity Losses of OJSS ESC "Khmelnitskoblenergo" in 2000-2003



mln kWh
300.000
250.000
200.000
150.000
100.000
50.000
0
2001
2002
2003
years



INFORMATION ON MAIN MARKETS AND CUSTOMERS

OJSS ESC "Khmelnitskoblenergo" supplies electricity to consumers located in Khmelnitskiy Region in compliance with provisions of licenses on different activities and contracts on electricity utilization concluded with entities performing entrepreneurial activity and individuals.

Main electricity customers of the Company are as follows:

- industrial customers - 37,3%
- residential customers – 27,5%
- utilities - 12,5%
- agricultural customers - 5,8%.

In addition the Company performs transit of electricity owned by independent supplies through electricity distribution networks owned by the Company amounting to 14,4% of the Company's electricity useful output.

Short Information on Main Customers, Potential Customers and Most Advantageous Customers

Most powerful electricity customers located in Khmelnitskiy Region

#	Customer	Actual electricity consumption in 2003, 000' kWh	Percentage of total electricity consumption in the region, %
1	Residential customers	549949,0	26,5
2	Podilskiy Tsement JSC located in Kamianets-Podilskiy city (cement production)	172838,2	8,3
3	Khmelnitska NPP (electricity generation)	59629,0	2,9
4	Khmelnitskvodokanal Municipal Enterprise (water supply utility), total:	53080,7	2,6
4.1	including Khmelnitskvodokanal located in Khmelnitskiy city	23455,8	1,1
4.2	Khmelnitskvodokanal located in Chernelivka village in Krasiliv district	29624,9	1,4
5	Khmelnitskelektroavtotrans (electrified transport)	17550,6	0,8
6	Slavutskiy Solodoviy Zavod JSC (malt production)	17488,0	0,8
7	Slavutskiy Kombinat "Budfarfor" (production purpose porcelain production)	12856,0	0,6
8	Kamianets-Podilskiy Vodokanal located in Kamianets-Podilskiy city (water supply utility)	10968,9	0,5
9	Khekro PED Ltd	10593,9	0,5
10	ADVIS JSC	10486,8	0,5
11	Ukrelektroaparat JSC	10009,7	0,5
Total		925450,8	44,5

In compliance with requirements of the Law of Ukraine "On Electric Energy Sector" as of July 6, 2000, and also due to measures implemented by the Company in 2003 so as to improve cash collection for electricity from debtors the Company collected payments for supplied electricity amounting to 290471 thousand hryvnias or 98% of total electricity sales in 2003 that exceeded funds collected for consumed electricity in 2002.

The Company supplies electricity to customers at regulated tariffs. The state body that is responsible for tariff policy is the National Electricity Regulatory Commission (NERC). The currently effective methodology of tariff formation does not take into consideration peculiarities of operation of different regional energy systems that causes increase in tariff levels in the regions where there are extended networks and customers that consume less electricity in comparison



with consumers located in industrial regions. That's why the Company in order to protect the interests of electricity customers is looking for the ways to decrease retail electricity tariffs. As part of these efforts the Company moved a proposal to set unified electricity retail tariffs differentiated by categories of consumers via differentiation of electricity wholesale purchase price.

Main electricity debtors of the Company as of January 1, 2003 were as follows:

- agricultural customers - 37609 thousand hryvnias;
- utilities - 25576 thousand hryvnias;
- industrial customers - 12698 thousand hryvnias;
- residential customers - 11214 thousand hryvnias;
- state budget - 5274 thousand hryvnias;
- other categories of customers - 5101 thousand hryvnias.

INFORMATION ON MARKET COMPETITION

OJSS ESC "Khmelnitskoblenergo" takes monopolistic (dominating) position on the electricity market. The Company performs 85,6% of total electricity supply in Khmelnityskiy Region.

In 2003 the Company's competitors increased their market share as compared with that in 2002. The main Company's competitor is State Enterprise "Southern-Western Rail Road" whose market share is currently equal to 11,4%.

Independent suppliers performing 3% of the regional electricity supply are Kamianets-Podilsktepolokomunenergo Communal Enterprise, Trading House "Gazenergo" LTD, Novosvit CJSS and Sibeks LTD.


Composition of electricity consumption
in Khmelnitskiy Region in 2000-2003
percentage in total consumption, %
0
5
10
15
20
25
30
35
40
22
6
10
11
5
3
27
17
30
2
9
10
5
3
20
21
35
0
8
14
4
4
26
10
37
0
6
13
4
4
28
9
2000 year
2001 year
2002 year
2003 year
1.Industry
2.Rail Roads
3.Agriculture
4.Utilities
5.State Budget
6.Local Budget
7.Residential Customers
8.Other Customers



OPERATING ACTIVITY

Electricity supply to the customers and transit of electricity are performed in compliance with provisions of effective legislation: the Law of Ukraine "On Electric Energy Sector", Conditions and Rules on Licensed Activity, Rules on Electricity Utilization, Rules on Laying Out of Electric Devices, other normative documents within the three stages:

- **I stage** - electricity is transferred into the Company's electricity networks via electricity networks connecting the Company with neighbouring regions;
- **II stage** – electricity is transferred into the district electricity networks via electricity networks connecting neighbouring districts;
- **III stage** – electricity is supplied to the customers.

For commercial electricity metering within the I-st stage metering devices represented by meters with accuracy rating of 0,5 are mainly used.

Commercial electricity metering within the II-nd stage is secured by electricity meters of which 25% are electricity meters with accuracy rating of 0,5 and the remaining meters are induction ones with accuracy rating of 2,0.

Commercial electricity metering within the III-rd stage is secured by about 600 thousand units of meters of which above 50% are electronic ones whose accuracy rating varies from 0,5 to 1,0 and also by automatic system of commercial electricity metering (ASCEM) built on the basis of intellectual electricity meters.

Information on electricity consumption within the I-st and the II-nd stages is reported by duty staff of substations three times a month with following verification of this information via its reading from meters by the staff of operative dispatch service (ODS) and metrology division of the high voltage networks departments.

In addition, the staff of central dispatch service each month calculates balance on electricity input and output within the I-st and the II-nd stages of commercial electricity metering. Control of modes is executed centrally via operative and dispatch services. Operative dispatch telemetry information is collected and processed via corporate network. System of telemetry, supervisory indication and dispatch telecontrol of substations are based on the system "Granite".

Information collected by the system of electricity commercial metering within the III-rd stage is transferred to the marketing divisions via submission of reports on electricity consumption by industrial and agricultural customers.

The Company developed the Concept of building up the system of control over electricity consumption with utilization of electronic communication system and modern software. Via its

Electricity Useful Output by OJSS ESC "Khmelnitskoblenergo" in 1999-2003 (composed by voltage classes)



2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
000' kWh
1,538,139
1,368,438
1,263,706
1,228,085
1,245,402
227,363
303,470
340,503
246,780
248,022
1999
2000
2001
2002
2003
years
1-st voltage class
2-nd voltage class



own efforts the Company developed and introduced computer systems Abon-yur (for non-residential customers) and Abon-pobut (for residential customers) which enable to perform quick and reliable metering of supplied electricity and collected payments for electricity from individual electricity consumers.

The Company improves procedures of providing services to residential customers in particular by introduction of electricity settlements procedures with utilization of the bills composed on the basis of data collected by electricity electronic meters.

Control over reliability of transferred data is performed by the staff of the Direction on Marketing Issues of the Company.

Replacement of induction meters with accuracy rating of 2,0 with electronic ones with accuracy rating of 0,5 - 1,0 and introduction of ASCEM are measures that are currently being performed in compliance with provisions of the long-term Program on Reduction of Electricity Losses in the networks of OJSS ESC "Khmelnitskoblenergo" approved by the Company's Supervisory Board.

In order to reduce electricity demand especially during peak hours and prevent unscheduled cutoffs of the customers the following schedules of electricity supply limitation were introduced:

- schedule of limitation depending on electric circuit;
- schedule of limitation depending on capacity;
- schedule of emergency cutoffs that provides division of all customers into 10 groups of priority;
- schedule of special emergency cutoffs.

The department on control over energy utilization constantly performs supervision over reliability of energy supply, conformity of feeding systems and category of electric devises, correctness of determination of emergency and technological capacity reserve, backup energy supply sources, electricity and capacity utilization modes, compensation of reactive electricity and so on.





FINANCIAL ACTIVITY

Financial reporting, accounting and tax recording systems applied by the Company correspond to provisions of existing legislation in context of securing of their consistence with provisions of the national system of accounting including the Law of Ukraine as of July 16, 1999 "On Accounting and Financial Reporting in Ukraine", Provisions (Standards) of Accounting, tax legislation. Accounting, tax and other statements are composed based on unified methodology of composing and submission of statements and are composed and submitted in time. Accounting records of business operations are kept on the basis of the chart of accounts consisting of the accounts of the first, the second and the third level. Accounting process is automated.

Sales Revenue of OJSS ESC "Khmelnitskoblenergo" in 1996-2003


300,000
250,000
200,000
150,000
100,000
50,000
0
000' hryvnias
120,291
124,221
162,157
183,546
198,824
220,257
228,936
247,201
1996
1997
1998
1999
2000
2001
2002
2003
years

To prove reliability of information presented in financial statements the Company annually initiates audit of its financial statements which is performed by independent audit firm. In order to provide reliability of accounting records and statements the Company regularly performs stocktaking of its stock and financial liabilities in compliance with provisions of Regulation on Procedures of Stocktaking of Fixed Assets, Intangible Assets, Stock, Cash, Documents and Settlements approved by the Decree of the Ministry of Finance of Ukraine as of November 11, 1994.

Fixed assets, stock, receivables and payables are recorded at their acquisition cost. Fixed assets are accounted at the actual cost of their purchase, delivery, instalment, construction and production with taking into account revaluations that took place in compliance with decrees of the Cabinet of Ministers starting from 1992 and were caused by inflation. Revaluations of the accounting value of the fixed assets were performed by means of application of approved indexes. Analytical records of fixed assets are performed with the use of inventory tags.

Fixed assets were depreciated in 2003 in compliance with provisions of tax legislation on the basis of their residual value as of the beginning of the reporting period:

Annual fixed assets depreciation rates were as follows:

- for buildings and erections - 5%;
- for vehicles - 25%
- for equipment and devices - 15%;
- for computer devices – 60%.

In 2003 new fixed assets were put into operation totalling to 27950 thousand hryvnias including those put into operation after their:

- purchase - 10523 thousand hryvnias;
- acquisition free of charge - 1161 thousand hryvnias;
- rehabilitation – 16276 hryvnias.



In 2003 fixed assets amounting to 954 thousand hryvnias were put out of operation.

Salaries in the Company are paid based on the rates set in compliance with provisions of the Company Labour Contract, Industry Labour Contract and other relevant documents. There are premiums and additional payments to the Company's employees being part of the Company's self-cost.

Receipts from electricity sale are recognized on accretion basis at the time of electricity output.

Income is acknowledged simultaneously with increase in assets that causes increase in equity after execution of completion of works.

Cost items are recorded in the balance sheet simultaneously with decrease in assets or increase in liabilities and in the Income Statement - simultaneously with income for obtaining of which they were incurred. There are approved the list of cost items and expenses to be recorded under specific cost items.

Composition of fixed cost of OJSS ESC "Khmelnitskoblenergo" in 2003


8%
20%
49%
23%
Labour cost
Depreciation
Material cost
Other cost

Long-term investments represented by corporate rights in the legal entities Ukrenergoreyestr JSS and Khmelnitskenergotsukor CJSS amounting to 56 thousand hryvnias are recorded at their face value (acquisition cost).

The Company did not attract investments form external sources to form its assets.

The Company charges and pays consolidated profit tax based on information provided by the Company's separated divisions. Tax base for charging of VAT is electricity sales at regulated tariffs.

Composition of the Company's equity is as follows:

- 44,4% - own capital including 23,3% - ordinary registered shares that form the Company's statutory fund;
- 55,4% - current liabilities;
- 0,2% - provision for future expenses and payments.

Composition of electricity distribution and supply cost is as follows:

- 70,9% (167057 thousand hryvnias) – cost of purchased electricity;
- 29,1% (68564 thousand hryvnias) – fixed cost.

In 2003 the Company earned net profit amounting to 537 thousand hryvnias from which 40% were directed to pay dividends according to decision made by the Company's shareholders general meeting. Profitability of the Company's business activity made up 4,91% that exceeded profitability of the Company's business operations in 2002 (3,27%).



Financial indicators representing the Company's financial condition are as follows:

- overall liquidity ratio amounts to 0,69 while its normative value is 1. This ratio indicates the level of current assets available to cover current liabilities;
- acid ratio amounts to 0,64 while its normative value is in the range of 0,6-0,8. This ratio shows to what extent the Company is capable to pay its debts in cash;
- financial stability (solvency) ratio - 0,44 while its normative value amounts to 0,5 that indicates that the Company suffers the lack of own capital necessary to cover its liabilities.

Gearing ratios are negative that resulted from non-recovered previous period losses which have to be recovered in compliance with decision made by the shareholders general meeting in the future years depending on net profit to be earned in the future.

The fact is worth to be mentioned that asset turnover and rehabilitation of assets had positive dynamics if compared with 2002. Contribution of funds for purposes of modernization of electricity metering and transmission systems, improvement in energy supply operations, establishment of complex centers for providing services to customers, execution of Investment and other long-term programs were obtained as receipts from operating activity.

Thus, financial condition of the Company can be treated as stable and having positive trend.

Actual Electricity Wholesale Market Price in January - December 2003 (incl. VAT)


170
160
150
140
130
120
grv. per MWh
January 2003
February 2003
March 2003
April 2003
May 2003
June 2003
July 2003
August 2003
September 2003
October 2003
November 2003
December 2003

Percentage of Payments to SE "Energymarket" for Purchased Electricity in 2000-2003


1.2
1
0.8
0.6
0.4
0.2
0
%
45.94%
7.39%
5.83%
2.95%
2000
2001
2002
2003
роки
total
in cash



INNOVATION ACTIVITY

Works on construction, restoration, rehabilitation and modernization of electricity distribution networks with voltage of 0,4-110 kV are mainly performed at the expense of the Company's own funds and investment component of the electricity tariffs. While performing these works modern and more efficient equipment, materials and networks layout are used.

In addition to restoration works performed for a purpose of increase in reliability of electricity networks and preventing them from damage in the future, progressive inventions and technologies were introduced.

Actual cost of works on reconstruction, modernization, rehabilitation and capital repair amounted to 14 mln hryvnias.



While implementing the Program of Technological Electricity Losses Reduction there were reduced technological and commercial electricity losses due to installation of meters with reverse devises, facing of isolated inputs by coaxial cable, instalment of the outdoors meters, replacement of transformers and due to other measures. Introducing of these measures by the Company enabled it to save 40 mln kWh of electricity in 2003. Commercial electricity losses in particular those caused by non-paid electricity consumption were almost completely eliminated in some residential localities.

One of the priorities for the Company is implementation of the Concept of Development of the System of Control Over Electricity Consumption based on the Automatic System of Commercial Metering of Electricity Consumption (ASCMEC) that envisages installation on the regional level of program and technical as well as telecommunication means of electricity consumption metering and provision in the future of reliable, precise and simultaneous metering of electricity in all distribution networks of the Company.

Research and engineering staff of the Company developed and introduced inventions of state-wide importance being useful for the whole energy sector. Those inventions in particular provide such advantages as prolonged service life of equipment, higher reliability of electricity metering under normal and emergency network operation modes, stability under long-term single-phase partial ground circuits, higher reliability of control over network insulation. Among these inventions are as follows:

- new metering three-phase transformers with voltage of 6 - 35 kV (HTM-i) of the four types that are designed for utilization in electricity distribution networks witn insulated neutral with voltage of 6 - 35 kV with insulated neutral;



- metering (sample) transformer of voltage 35/10/0,1 (В3ТН 35/10/0,1) designed for metering of tension of alternating current with frequency of 50 Hz. This transforner has accuracy rating of 0,1, within the range of 8-42 kV and also can be used for verification of instrument voltage transformers in electric instalments with voltage of 10, 35 kV;
- stationary verification laboratory СПК-110/3000 designed for detecting of errors in transformers of current and voltage;
- mobile laboratory for verification of prime devices for metering of current, voltage and electricity. This labarotory is designed for testing of current transformers with voltage of 0,4-330 kV and instrument voltage transformers with voltage of 10 and 35 kV.

With participation of engineering staff of the Company there were developed and are being introduced in lots disconnectors of 10 kV and their process charts that enable systemizing and unification of mounting procedures, provide cost reduction on mounting and operation, growth in safety of operation. They are in great demand in many electricity supplying companies of Ukraine.

In 2003 there were rehabilitated 414,8 km of electricity distribution lines, 5 transformer substations 35-110 kV, 110/10 kV substation "Makiv", repaired 354 switches, mounted 12 sets of te-lemetry equipment at substations 110/35/10 kV.

In 2003 there were performed the following capital repairs: of 192,2 km of aerial electricity distribution lines with voltage of 10 kV, of 104,6 km of aerial electricity distribution lines with voltage of 35 kV, of 103,4 km of aerial electricity distribution lines with voltage of 110 kV and of 223 km of aerial electricity distribution lines with voltage of 0,4 kV.

In addition there were performed capital repairs of 16 transformer substations with voltage of 35-110 kV.








ХМЕЛЬНИЦЬКОБЛЕНЕРГО



INVESTMENTS

Financial investments for a purpose of the Company's development were inconsiderable. They were mainly contributed at the expense of the receipts from the Company's business activity. From this financial source there were financed modernization of the systems of electricity metering and distribution, automation of the procedures and software required for operation of the systems of electricity consumption metering and reactive energy flows detecting, as well as measures on rehabilitation.

Future investments are supposed to be attracted via receipts from electricity supply at the expense of the investment component in the electricity distribution and supply tariffs in compliance with provisions of the Investment Program of the Company's development for the 5-year period. Implementation of the Investment Program is supposed to provide as follows:

- capital repair and rehabilitation of electricity networks with voltage of 35-110 kV;
- capital repair of electricity distribution networks with voltage of 0,4-10 kV;
- construction of electricity distribution networks, transformer substations, operation buildings and facilities equipped with modern machinery and materials: transformers that fit optimal system load conditions and support different modes of electricity networks operation, vacuum and electronic meters with high accuracy and reliability rate, wires and insulation made of new progressive materials, modern software, complex corporate communication network.





SOCIAL ISSUES

The Company pays particular attention to provision of social benefits to its employees and development of social infrastructure. Social infrastructure facilities accounted in the Company's records include housing facilities with total area of 37466 m^2, kindergarten for 90 children, canteen for 100 seats, hostel with total area of 2173 m^2 and health and recreation centre "Apple Orchard". Social infrastructure maintenance expenses amounted to 2118 thousand hryvnias in 2003.

The Company maintenances health and recreation centre "Apple Orchard" located at the distance of 20 km from the city of Khmelnitskiy, on the basis of which there were established health and recreation facilities for 50 seats and summer camp "Little Spring" for recreation of 200 children a season. The centre comprises multipurpose facilities providing services that meet international standards, including recreation, hotel and tourist services as well as training services combined with recreation ones.

The staff of the Company and veterans of the energy sector are all the time the subject of concern for the Company's Board. In 2003 the Company provided financial aid to retired and deprived employees of the Company, to merited workers of the energy sector, financed recreation and relocation of young specialists and pre-recruits. In addition the above mentioned categories of people were provided with recreation in holiday homes at the expense of the Company.

To retain qualified specialists the Company provides them with housing.













EQUITY AND STOCK

Shareholder capital of OJSS ESC "Khmelnitskoblenergo" amounts to 33637840 hryvnias and is divided by 134551360 ordinary registered shares with face value of 0,25 hryvnias per share.

Composition of the shareholder capital is as follows:

- legal entities - 97,58% including state-owned stake of shares amounting to 70%,
- individuals – 2,42%.

In 2003 the state-owned stake in the Company amounting to 70% of the Company's total shareholder capital was transferred to National Joint-Stock Company (NAK) "Energy Company of Ukraine" as contribution to its statutory fund according to Decree of the President of Ukraine.


ХМЕЛЬНИЦЬКОБЛЕНЕРГО

Total number of shareholders amounts to 4197 people that are represented mainly by individuals.

OJSS ESC "Khmelnitskoblenergo" issued the following securities:

1. Ordinary registered shares in documentary form with face value of 0,25 hryvnias per share. Total value of the Company's Statutory Fund amounts to 33638 thousand hryvnias and is composed of 134551360 shares.

In 1997 - 1998 preferential sales of the shares to the Company's employees took place.

During 1999 - 2001 the Company's shares were sold on stock exchange and via certificate auction by the State Property Fund of Ukraine.

The shares of OJSS ESC "Khmelnitskoblenergo" have high tradebility. The best sale quotation of the shares according to information of PFTS (Ukrainian Stock OTS Trading System) as of the end of 2003 was 0,40 hryvnias per share. The shares are constantly in demand in the secondary stock market as well. For the past four years the Company was included in the rating of the 100 best public joint stock companies of Ukraine (TOP – 100) with regard to capitalization.

30% of the shares of the Company's statutory fund are owned by citizens of Ukraine, native and foreign legal entities, 70% are in the ownership of the State.

US Securities and Exchange Commission registered the Program of Issue of American Depositary Receipts of the I-st level (ADR) and concluded Depositary Agreement with the Bank of New York on leading the Program of Issue of ADRs.

The Company's shareholders are provided with new certificates of the shares.

2. In 1997-2000 the Company issued ordinary promissory notes to finance the Company's business operations that during the following periods were completely redeemed.

Before 2000 OJSS ESC "Khmelnitskoblenergo" used promissory notes of the others issuers to cover its indebtedness for purchased materials and equipment that played positive role for the Company when it suffered strong shortage of funds.







INFORMATION FOR SHAREHOLDERS

The Company's registrar OJSS "Ukrenergoreyestr" has been composing and administering the registrar of the owners of the registered shares of the Company, transfer of ownership rights for the registered shares of the Company.

Address of the Registrar: 04071, the city of Kyiv, Naberezhno-Lugova Str., 7
tel. (044) 416-83-65, 463-76-89.

OJSS "Interregional Stock Union" has been acting as a depository for the Company and is a nominee of its shares. It keeps records of depositaries that keep records of the largest part of the owners of the Company's shares.

Address of the Depositary: 01032, the city of Kyiv, Vetrova Str., 7-b
tel. (044) 238-61-92.

Audit of the Company's finance and business activities is performed by the audit company "Aval".

Its address: 29300, the city of Khmelnitskiy, Vologymyrska Str., 109
tel. (03822) 6-72-14.

Relations of the Company with the Company's shareholders are based on corresponding provisions of existing legislation with regard to protection of shareholders' rights and corporate governance.

The Company constantly communicates with its shareholders both personally and via mass media as follows:

- provides notices on general meeting of the shareholders;
- publishes the results of finance and business performance;
- pays the dividends according to the decisions made by the general meeting of shareholders;
- provides, together with the Registrar, the documents certifying ownership right of each shareholder for the stake in the Statutory Fund (shares);
- provides answers to the requests on dividend payments, transfer of ownership rights,
- arranges general meetings of shareholders;
- implements other measures.

General meetings of shareholders are held on the average twice a year (in total beginning from August 1998 shareholders general meeting were held 9 times). Transfer by the shareholders of their authorities to take part in voting at the general meetings to other persons is implemented by execution of proxies in compliance with provisions of the Law of Ukraine "On Business Societies".





Audit Company "Aval"

Performing operations in compliance with provisions of the license АПУ #1770

Account # 2600626000083 at Khmelnitskiy Department of JSC "Praveks-Bank",
bank identification code 315610, entity identification code 23841179
the city of Khmelnitskiy, Volodymyrska Str., 109 ☎ (tel/fax) 6-72-14

«02» March 2004 № 203

AUDIT INFERENCES

Audit company "Aval" which is located in the city of Khmelnitskiy, Volodymyrska Str, 109 executed the audit of accounting and tax records of OJSS ESC "Khmelnitskoblenergo" for the period from January 1, 2003 to December 31, 2003 for confirmation of the Company's financial statements as of December 31, 2003. The audit was executed in compliance with provisions of the *Contract # 01 as of January 2, 2004.*

Accounting in the Company is arranged and performed in compliance with provisions of National Accounting Standards and the Law of Ukraine "On Accounting and Financial Statements".

Stocktaking of fixed assets, stock and other assets was executed as of October 1, 2003.

Financial statements are composed timely and with proper quality and submitted to state bodies in compliance with requirements of effective legislation, correspond to accounting records and to each other.

The audit revealed that accounting policy remained the same that means that accounting was performed according to procedures, rules and terms determined by the Company's order on accounting policy.

There are no discrepancies between balance sheet, general ledger and subordinate ledgers.

From our point of view financial statements reasonably and exactly represent financial condition of the Company as of December 31, 2003 as well as its business performance and cash flows in the past year according to national audit standards and requirements of effective legislation of Ukraine and actually and precisely reflect the Company's financial condition as of the date when financial statements were composed.

Director of the Audit Company "Aval"
Corresponding member of the International Staff Academy — D.V. Kalita

Certificate of auditor A №000651
Certificate issued by FPAAU certifying the I-st degree of certification #734


«АВАЛЬ»



FINANCIAL STATEMENTS

Enterprise	OPEN JOINT-STOCK ELECTICITY SUPPLYING SOCIETY "KHMELNITSKOBLENERGO"			Identification Numbers (IN)
Territory	Khmelnitskiy Region	Date (year/month/date)		
Ownership form	Joint-stock		Enterprise IN	22767506
State Administration	Ministry of Fuel and Energy		Territory IN	6810100000
Body Industry	Energy Industry		Ownership Form IN	20
Economic Activity	Electricity Distribution		State Administration Body IN	06024
Measurement unit:	thousand hryvnias		Industry IN	11170
Address:	the city of Khmelnitskiy		Economic Activity IN	40.10.5
			Check Sum	

Balance Sheet

as of December 31, 2004 Report Form # 1 Document Identification Number 180100

Assets	Line code	At the beginning of the reporting period	At the end of the reporting period
1	2	3	4
I. Non-current assets			
Intangible assets:			
Residual value	010	2955	2736
Historical cost	011	3218	3375
Depreciation	012	(263)	(639)
Incomplete construction	020	11001	10186
Fixed assets:			
Residual value	030	174096	185859
Historical cost	031	385564	412234
Depreciation	032	(211468)	(226375)
Long-term financial investments:			
Accounted for on the basis of participation in other companies	040	0	0
Other financial investments	045	56	56
Long-term receivables	050	0	91
Deferred tax assets	060	112	179
Other non-current assets	070	0	0
Goodwill in case of consolidation	075	0	0
Total on Section I	080	188220	199107
II. Current assets			
Inventory:			
Production stock	100	8224	8951
Livestock	110	5	5
Work-in-progress	120	0	0
Finished goods	130	175	100
Goods	140	476	183
Notes receivable	150	491	371
Amounts receivable for goods, works, services:			
Net selling price	160	95451	93424
Historical cost	161	95451	94276
Provision for doubtful debts	162	(0)	(852)
Amounts receivable on settlements:			
With the budget	170	250	74
On advance payments issued	180	720	540
On income charged	190	0	0
On intercompany transactions	200	0	0
Other current receivables	210	3164	2611
Current financial investments	220	0	0
Cash and cash equivalents:			
In national currency	230	2629	2001
In foreign currency	240	0	0
Other current assets	250	14140	14041
Total on Section II	260	125725	122301
III. Expenses of future periods	270	75	110
Balance	280	314020	321518



Liabilities	Line code	At the beginning of the reporting period	At the end of the reporting period
1	2	3	4
I. Equity			
Statutory fund	300	33638	33638
Joint capital	310	0	0
Additionally paid-up capital	320	0	0
Other additional capital	330	125038	125509
Reserve capital	340	536	536
Retained earnings (irrecoverable loss)	350	-17356	-16819
Unpaid capital	360	(0)	(0)
Withdrawn capital	370	(0)	(0)
Accrued exchange gains/losses	375	(0)	(0)
Total on Section I	380	141856	142864
Minority's share	385	0	0
II. Provision for future expenses and payments			
Provision for payments to employees	400	0	785
Other provisions	410	0	0
Reserves (for insurance companies only)	415	0	0
Other insurance companies' share in reserves (for insurance companies only)	416	(0)	(0)
Goal financing	420	0	0
Total on Section II	430	0	785
III. Long-term liabilities			
Long-term bank loans	440	0	0
Long-term financial liabilities	450	0	0
Deferred tax liabilities	460	0	0
Other long-term liabilities	470	0	0
Total on Section III	480	0	0
IV. Current liabilities			
Short-term bank loans	500	2850	4497
Current debt on long-term liabilities	510	0	0
Notes issued	520	10	10
Payables for goods, works, services	530	158027	157046
Current liabilities on settlements:			
Advances received	540	3865	7924
With the budget	550	750	1564
With non-budget funds	560	0	0
Insurance	570	758	786
Payments to employees	580	1637	1656
With participants	590	2162	612
Intercompany transactions	600	0	0
Other current liabilities	610	2105	3774
Total on Section IV	620	172164	177869
V. Deferred income	630	0	0
Balance	640	314020	321518

Notes: Change in total of the balance sheet is accounted for by charge-off of the previous periods state budget accounts payable amounting to 236 thousand hryvnias



Enterprise	OPEN JOINT-STOCK ELECTRICITY SUPPLYING SOCIETY "KHMELNITSKOBLENERGO"		Identification Numbers (IN)
Territory	Khmelnitskiy Region	Date (year/month/date)	
Ownership form	Joint-stock	Enterprise IN	22767506
State Administration	Ministry of Fuel and Energy	Territory IN	6810100000
Body Industry	Energy Industry	Ownership Form IN	20
Economic Activity	Electricity Distribution	State Administration Body IN	06024
Measurement unit:	thousand hryvnias	Industry IN	11170
Address:	the city of Khmelnitskiy	Economic Activity IN	40.10.5
		Check Sum	

Income Statement

for 2003 Report form # 2 Document Identification Number 1801003

I. FINANCIAL RESULTS

Item	Line Code	Reporting Period	Previous Period
1	2	3	4
Income (receipts) from sale of products (goods, works, services)	010	299094	274824
Value added tax	015	(49849)	(45880)
Excise duty	020	(0)	(0)
	025	(0)	(0)
Other deductions from income	030	(0)	(0)
Net income (receipts) from sale of products (goods, works, services)	035	249245	228944
Cost of products (goods, works, services) sold	040	(228741)	(217424)
Gross			
profit	050	20504	11520
loss	055	(0)	(0)
Other operating income	060	11335	11933
Administrative expenses	070	(6793)	(4272)
Selling expenses	080	(87)	(0)
Other operating expenses	090	(22223)	(12804)
Financial results from operating activities			
profit	100	2736	6377
loss	105	(0)	(0)
Income from participation in equity	110	0	0
Other financial income	120	69	0
Other income	130	2137	1143
Financial expenses	140	(755)	(194)
Expenses from participation in equity	150	(0)	(0)
Other expenses	160	(1831)	(437)
Financial results from ordinary activities before taxation			
profit	170	2356	6889
loss	175	(0)	(0)
Tax on profit from ordinary activities	180	890	0
Gains from decrease in tax on profit from ordinary activities	185	0	112
Financial results from ordinary activities:			
profit	190	1466	7001
loss	195	(0)	(0)
Extraordinary			
income	200	3	0
expenses	205	(932)	(1651)
Tax on extraordinary profit	210	0	0
Minority's share	215	0	0
Net			
profit	220	537	5350
loss	225	(0)	(0)



II. ELEMENTS OF OPERATING EXPENSES

Item	Line Code	Reporting Period	Previous Period
1	2	3	4
Material costs	230	19568	9767
Wages and salaries	240	28454	24931
Social expenses	250	10201	8849
Depreciation	260	15722	13001
Other operating expenses	270	16767	11216
Total	280	90712	67764

III. CALCULATION OF SHARES PROFITABILITY

Item	Line Code	Reporting Period	Previous Period
1	2	3	4
Average annual number of ordinary shares	300	134551360	134551360
Adjusted average annual number of ordinary shares	310	134551360	134551360
Net earnings per share (hryvnias)	320	0,004	0,04
Adjusted net earnings per share (hryvnias)	330	0,004	0,04
Dividends per ordinary share (hryvnias)	340	0,002	0,016

Notes: Decrease in dividend payments per share in 2003 in comparison with 2002 is due to such factors influencing net profit as change in tax legislation and tariff policy with regard to determination of wholesale and regulated retail electricity tariffs.



Enterprise	OPEN JOINT-STOCK ELECTRICITY SUPPLYING SOCIETY "KHMELNITSKOBLENERGO"		Identification Numbers (IN)
Territory	Khmelnitskiy Region	Date (year/month/date)	
		Enterprise IN	22767506
Ownership form	Joint-stock	Territory IN	6810100000
State Administration Body Industry	Ministry of Fuel and Energy	Ownership Form IN	20
	Energy Industry	State Administration Body IN	06024
Economic Activity	Electricity Distribution	Industry IN	11170
Measurement unit:	thousand hryvnias	Economic Activity IN	40.10.5
Address:	the city of Khmelnitskiy	Check Sum	

Cash Flow Statement

for 2003 Report Form # 3 Document Identification Number 1801004

Item	Line Code	Reporting Period		Previous Period	
		Receipts	Expenses	Receipts	Expenses
1	2	3	4	5	6
I. Cash receipts from operating activity					
Profit (loss) from ordinary activity before taxation	010	2356	0	6889	0
Adjustments by: depreciation of non-current assets	020	15722	x	13001	x
increase (decrease) in provisions	030	785	0	0	0
loss (gain) from change in exchange rates	040	0	0	0	0
loss (gain) from non-operating activity	050	0	375	0	706
Interest received	060	755	x	194	x
Profit (loss) from operating activity before change in net current assets	070	19243	0	19378	0
Decrease (increase) in: non-current assets	080	2334	0	0	5191
expenses of future periods	090	0	35	109	0
Increase (decrease) in: current liabilities	100	4417	0	6171	0
income of future periods	110	0	0	0	0
Cash receipts from operating activity	120	25959	0	20467	0
Paid: interest	130	x	755	x	194
income taxes	140	x	772	x	0
Net cash flow before extraordinary events	150	24432	0	20273	0
Cash flow from extraordinary events	160	0	0	0	0
Net cash flow from operating activity	170	24432	0	20273	0



Item	Line Code	Reporting Period		Previous Period	
		Receipts	Expenses	Receipts	Expenses
1	2	3	4	5	6
II. Cash flow from investment activity					
Sale of: financial investments	180	0	x	0	x
non-current assets	190	949	x	16	x
facilities	200	0	0	0	0
Gained: interest	210	36	x	0	x
dividends	220	0	x	0	x
Other receipts	230	0	x	0	x
Purchase of: financial investments	240	x	0	x	0
non-current assets	250	x	15018	x	22430
facilities	260	x	0	x	0
Other payments	270	x	11123	x	0
Net cash flow before extraordinary events	280	0	25156	0	22414
Cash flow from extraordinary events	290	0	0	0	0
Net cash flow from investment activity	300	0	25156	0	22414
III. Cash flow from financial activity					
Capital received	310	0	x	0	X
Loans received	320	35624	x	19465	X
Other receipts	330	0	x	0	x
Loans redeemed	340	x	33977	x	17115
Dividends paid	350	x	1551	x	0
Other payments	360	x	0	x	0
Net cash flow before extraordinary events	370	96	0	2350	0
Cash flow from extraordinary events	380	0	0	0	0
Net cash flow from financial activity	390	96	0	2350	0
Net cash flow for reporting period	400	0	628	209	0
Cash at the beginning of the reporting period	410	2629	x	2420	x
Cash adjusted by change in exchange rate	420	0	0	0	0
Cash at the end of the reporting period	430	2001	x	2629	x

Notes: It took place increase in cash flow from operating activity in comparison with that earned in 2002 totaling to 5492 thousand hryvnias, sale of non-current assets, dividend payments amounting to 1551 thousand hryvnias and attraction of loans in order to secure timely payments for purchased electricity, payments to budget, pension and other funds as well as payments of wages and salaries to employees.



Enterprise	OPEN JOINT-STOCK ELECTRICITY SUPPLYING SOCIETY "KHMELNITSKOBLENERGO"
Territory	Khmelnitskiy Region
Ownership form	Joint-stock
State Administration	Ministry of Fuel and Energy
Body Industry	Energy Industry
Economic Activity	Electricity Distribution
Measurement unit:	thousand hryvnias
Address:	the city of Khmelnitskiy

	Identification Numbers (IN)
Date (year/month/date)	
Enterprise IN	22767506
Territory IN	6810100000
Ownership Form IN	20
State Administration Body IN	06024
Industry IN	11170
Economic Activity IN	40.10.5
Check Sum	

Report on Capital Flow

for 2003 Report Form # 4 Document Identification Number 1801005

Item	Line Code	Statutory fund	Joint capital	Additionally paid-up capital	Other additional capital	Reserve capital	Retained earnings (irrecoverable loss)	Unpaid capital	Withdrawn capital	Total
1	2	3	4	5	6	7	8	9	10	11
At the beginning of the reporting period	010	33638	0	0	128487	268	(18144)	0	0	144249
Adjustments:										
change in accounting policy	020	0	0	0	0	0	0	0	0	0
correction of mistakes	030	0	0	0	0	0	0	0	0	0
other adjustments	040	0	0	0	(3449)	268	788	0	0	(2393)
Adjusted total at the end of the reporting period	050	33638	0	0	125038	536	(17356)	0	0	141856
Assets revaluation:										
Increase in non-current assets value	060	0	0	0	103	0	0	0	0	103
Decrease in non-current assets value	070	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Increase in incomplete construction value	080	0	0	0	0	0	0	0	0	0
Decrease in incomplete construction value	090	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Increase in intangible assets value	100	0	0	0	0	0	0	0	0	0
Decrease in intangible assets value	110	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
	120	0	0	0	0	0	0	0	0	0
Net profit (loss) for the reporting period	130	0	0	0	0	0	537	0	0	537
Profit allocation:										
Payments to owners (dividends)	140	0	0	0	0	0	0	0	0	0
Profits allocated to statutory fund	150	0	0	0	0	0	0	0	0	0
Allocations to reserve capital	160	0	0	0	0	0	0	0	0	0
	170	0	0	0	0	0	0	0	0	0
Owners contributions:										
Contributions to capital	180	0	0	0	0	0	0	0	0	0



Redemption of indebtedness with regard to capital contributions	190	0	0	0	0	0	0	0	0	0
	200	0	0	0	0	0	0	0	0	0
Withdrawn capital:										
Redemption of shares (capital)	210	0	0	0	0	0	0	0	0	0
Resale of redeemed shares (capital)	220	0	0	0	0	0	0	0	0	0
Withdrawal of redeemed shares (capital)	230	0	0	0	0	0	0	0	0	0
Withdrawal of capital	240	0	0	0	0	0	0	0	0	0
Decrease in shares face value	250	0	0	0	0	0	0	0	0	0
Other changes in capital:										
Written off uncovered losses	260	0	0	0	(639)	0	0	0	0	(639)
Assets obtained free of charge	270	0	0	0	1161	0	0	0	0	1161
	280	0	0	0	(154)	0	0	0	0	(154)
Total changes in capital	290	0	0	0	471	0	537	0	0	1008
At the end of the reporting period	300	33638	0	0	125509	536	(16819)	0	0	142864

Notes: Other additional capital was gained at the expense of revaluation of non-current assets, renovation of fixed assets and social infrastructure facilities in excess of statutory fund
















OJSS ESC "Khmelnitskoblenergo"

Entity Identification Code: 22767506

Legal Address:
Ukraine. 29016, the city of Khmelnitskiy, Khranovskii Str., 11 A

Tel. (0382) 78-78-59
Fax (0382) 72-61-59
E-mail: kanc@oe.ic.km.ua
www.hoe.com.ua